UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

______________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated December 5, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 5, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER MÉXICO ANNOUNCE

THE RESOLUTIONS OF THEIR SHAREHOLDERS’ MEETINGS

Mexico City, December 5, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”) and Banco Santander (México) S.A., Institución de Banca Múltiple Grupo Financiero Santander México (“Banco Santander México” or “the Bank”) today announced that, in connection with the previously announced capital structure efficiency strategy, the Company and the Bank held their respective General Ordinary and Extraordinary Shareholders’ Meetings (Asambleas Generales Ordinarias y Extraordinarias de Accionistas), at which the following resolution, among others, was approved: the issuance of a financial instrument which follows the required guidelines to be Basel III compliant, and qualifies as an Additional Tier 1 instrument (capital básico no fundamental) under Mexican laws and regulations, in an aggregate amount of up to U.S.$500 million, subject to market conditions and corporate, regulatory and government approvals.

Banco Santander S.A. (Spain) has expressed its intention to purchase approximately 75% of the aggregate amount of the abovementioned financial instrument at market terms and to ensure its complete subscription.

In the event that the financial instrument is issued, the Bank estimates that its ratio of net capital (capital neto) to risk weighted assets (activos sujetos a riesgo) will remain at similar levels to those of recent quarters.

This material fact announcement is required to be made under Mexican law and does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of securities in the United States of America, Mexico or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to approval, registration or qualification under the securities laws of the United States, Mexico or any such jurisdiction. The securities described in this material fact announcement have not been registered under the United States Securities Act of 1933 or any applicable securities laws of any other jurisdiction. Without such registration, the securities described above may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the Securities Act of 1933 or any applicable securities laws of such other jurisdiction.